Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Broadcom Corporation

Commission File No.: 000-23993

Subject Company: Broadcom Corporation

The following is a notice that is first being mailed to registered holders of Broadcom Class A common stock on or about September 29, 2015.

IMPORTANT NOTICE FOR REGISTERED HOLDERS OF

BROADCOM CLASS A COMMON STOCK

You are receiving this notice because our records indicate that you hold shares of Class A common stock of Broadcom Corporation (“Broadcom”) registered directly in your name. In connection with the proposed business combination transaction between Avago Technologies Limited (“Avago”) and Broadcom, it is highly recommended that you transfer your Broadcom Class A common stock into The Depository Trust Company (“DTC”) for electronic securities depository and settlement services.

Completing this process before closing will expedite the processing of your merger consideration, avoid public disclosure of personally identifiable information, simplify your ability to sell shares in the future and minimize the risk that any Singapore stamp duty tax will apply to future transfers of shares in the combined company.

Why am I receiving this notice?

You are receiving this notice because our records indicate that you hold shares of Broadcom Class A common stock registered directly in your name, either in certificated or uncertificated form. You are highly encouraged to move these shares into DTC by transferring your Broadcom Class A common stock into a brokerage account.

Why should I move my shares into DTC?

•	Expedites receipt of equity-based merger consideration following the completion of the business combination transaction between Avago and Broadcom.

•	Eliminates the risk that your personally identifiable information will be made publicly available under Singapore law.

•	Minimizes the risk that any Singapore stamp duty tax will apply in connection with future transfers of your shares of the combined company.

•	Eliminates the need to update the company every time you have a change of address or passport number.

•	Eliminates your risk of loss, theft or destruction of physical certificates.

•	Eliminates the hassle and cost of maintaining a secure place to keep your certificates.

•	Streamlines and expedites the process for any future sale or transfer of your shares.

How do I move my shares into DTC?

You should contact a broker or other financial intermediary for instructions on how to transfer your shares into DTC. Representatives of Computershare Trust Company, N.A. (“Computershare”) are also available to answer questions about this process at (800) 736-3001.

If I don’t transfer my shares into DTC, what will happen?

If you do not transfer your shares into DTC, you will still be entitled to receive merger consideration in connection with the transaction if you continue to hold your shares until closing. However, any shares of the combined company that you receive as part of the merger consideration must be in physical share certificate form (regardless of whether your Broadcom shares were in certificated or uncertificated form). You will receive further information before closing on how to receive your merger consideration.

What information is needed before I can receive shares of the combined company?

If you do not elect to move your shares into DTC, you will be required to provide the following personally identifiable information to Computershare before being eligible to receive shares of the combined company (which will be in certificated form):

•	Corporate shareholders will be required to provide their tax identification number (“TIN”) or other entity registration number issued in the jurisdiction of their incorporation.

•	Individual shareholders will be required to provide their Social Security Number (“SSN”) or passport number.

•	All shareholders will need to provide their mailing address.

Due to the requirements of Singapore law, the above information, including any TIN or SSN, may become publicly available through a website maintained by Singapore’s Accounting and Corporate Regulatory Authority.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed transaction and the expected date of closing of the transaction. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the shareholders of each of Broadcom and Avago for their consideration. Pavonia Limited (“Holdco”) and Safari Cayman L.P. (“New LP”) filed with the SEC a Registration Statement on Form S-4 which includes the joint proxy statement of Avago and Broadcom and also constitutes a prospectus of Holdco and New LP. The Registration Statement on Form S-4 was declared effective by the SEC on September 25, 2015. Each of Broadcom and Avago are providing the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom and Avago has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).

Participants in the Solicitation

Broadcom, Avago, Holdco and New LP and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Broadcom and Avago shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Broadcom and Avago shareholders in connection with the proposed transaction are set forth in the above-referenced joint proxy statement/prospectus. You can find more detailed information about Broadcom’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find more detailed information about Avago’s executive officers and directors in its definitive proxy statement filed with the SEC on February 20, 2015. Additional information about Broadcom’s executive officers and directors and Avago’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.